UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-51296

CUSIP NUMBER: 20366P100

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Community Financial Shares, Inc.

Full name of Registrant

Former Name if Applicable

357 Roosevelt Road

Address of Principal Executive Office (Street and Number)

Glen Ellyn, Illinois 60137

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Community Financial Shares, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2012 (the “Form 10-Q”) by May 15, 2012. The Company cannot complete the Form 10-Q until it completes its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for which it filed a Form 12b-25 Notification of Late Filing on April 2, 2012. As previously disclosed, the Company is currently evaluating whether a significant valuation allowance on its deferred tax assets may be required. The determination of the amount of the valuation allowance will take additional time for the Company to complete.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott W. Hamer, President and CEO	(630) 545-0900
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2011

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that interest income will decrease $157,000 to $3.2 million for the three months ended March 31, 2012, compared to $3.3 million for the three months ended March 31, 2011. This decrease resulted primarily from a decrease in average balance of loans. It is also anticipated that interest expense will decrease by $86,000 to $586,000 for the three months ended March 31, 2012, from $672,000 for the three months ended March 31, 2011, primarily due to a decrease in the average rate paid on interest-bearing liabilities of 13 basis points to 0.82% for the three months ended March 31, 2012 from 0.95% for the comparable prior year period. In addition, there is anticipated to be a slight decrease in the average balance of interest-bearing liabilities of $1.8 million to $286.5 million for the three months ended March 31, 2012 from $288.3 million for the three months ended March 31, 2011. The provision for loan losses is expected to increase to $420,000 for the three months ended March 31, 2012 from $173,000 for the comparable prior year period. This increase is due to management’s quarterly analysis of the allowance for loan loss. As a result, net interest income after provision for loan losses is expected to decrease $317,000 to $2.2 million for the three months ended March 31, 2012 from $2.5 million for the three months ended March 31, 2011. Noninterest income is expected to decrease $155,000 to $554,000 for the three months ended March 31, 2012 as compared to $709,000 for the three months ended March 31, 2011, primarily due to a decrease of $104,000 in gain on sales of securities and a $30,000 decrease in gain on sale of mortgage loans. Total noninterest expense is expected to decrease by $17,000 for the three months ended March 31, 2012 as compared to the prior year comparable period. This expected decrease is primarily the net effect of an $89,000 decrease in salary and benefits, a $19,000 decrease in occupancy expense, a $30,000 increase in FDIC premiums and a $21,000 increase in other real estate owned expenses. Net loss for the three months ended March 31, 2012 is expected to total $146,000 compared to net income of $129,000 for the three months ended March 31, 2011.

As previously disclosed, Community Bank – Wheaton/Glen Ellyn, the Company’s wholly owned subsidiary (the “Bank”), entered into a Stipulation and Consent to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation. The Order requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets. The Company is evaluating all options available to the Company and the Bank to increase their capital ratios to meet the Order’s requirements but has not yet achieved compliance with the mandated capital requirements. Additionally, the Company has a loan with an unaffiliated third party lender with a fixed rate of 6.0% and an outstanding balance of $1.3 million at March 31, 2012. As of March 31, 2012, the Company was not in compliance with the debt covenants set forth in the loan agreement and is currently in the process of negotiating the terms of a forebearance agreement with the lender. The Company has been advised by its independent registered public accounting firm that, if it is unable to sufficiently demonstrate its ability to meet the capital requirements set forth in the Order or its ability to meet its obligations under the loan, the audit report with respect to the Company’s consolidated financial statements for the fiscal year ended December 31, 2011 will include an explanatory paragraph that substantial doubt exists as to the Company’s ability to continue as a going concern.

Statements contained herein which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

COMMUNITY FINANCIAL SHARES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2012	By:	/s/ Scott W. Hamer
Scott W. Hamer
President and Chief Executive Officer